FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Changes in Management Committee

Buenos Aires, August, 21, 2024

To:

Securities and Exchange Commission

RE: Relevant Event. Changes in Management Committee.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations at Banco BBVA Argentina S.A. to inform you that the Board of Directors, in its meeting held today, has resolved to reorganize the current Business Development and Commercial Banking Divisions, redistributing their functions between two new Divisions: Retail Business and Corporate Business.

These Divisions will now be responsible for the development of solutions, networks, and distribution channels for individuals and companies, respectively, which were previously under the responsibility of the Commercial Banking and Business Development Divisions.

The Retail Business Division will be led by Adrián Alabaster, and the Corporate Business Division will be led by Hernán Jordan, who until now served as Director of Commercial Banking.

The Board of Directors would like to extend its gratitude to Juan Kindt for his outstanding contribution and dedication throughout his successful career at the Bank and in leading Business Development.

Yours sincerely,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: August 21, 2024	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer